

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 23, 2023

Thomas Meyer, Ph.D.
President
Altamira Therapeutics Ltd.
8 The Green, Suite 300
Dover, DE 19901

> **Re: Altamira Therapeutics Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 16, 2023**
> **File No. 333-272741**

Dear Thomas Meyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alex Dinur, Esq.